UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO  SANTANDER  (BRASIL)  S.A.

Publicly Held Company with Authorized Corporate Capital

CNPJ/MF nº  90.400.888/0001-42

NIRE 35.300.332.067

EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. are convened, pursuant to Article 124 of Law No. 6.404/76, to attend to the Extraordinary Shareholders Meeting (“EGM”) which will be held on June 9 2014, at 10:00 a.m., at the Auditorium of the Company’s head office, located at Avenida Presidente Juscelino Kubitcheck, No. 2235 – 1st mezzanine – Vila Olímpia – São Paulo – SP, in order to decide on the following Agenda:

(a) Company’s exit from the Level 2 special listing segment of São Paulo Stock Exchange (BM&FBovespa S.A. – Bolsa de Valores Mercadorias e Futuros) (“Level 2”), with the discontinuity by the Company of differentiated corporate governance practices established on the Level 2 Regulation (“Exit from Level 2”), pursuant to Section XI of Level 2 Regulation and Title X of the Company’s Bylaws. The Exit from Level 2 will result from the voluntary exchange offer (“Exchange Offer”) of shares deposit certificate (“Units”), common or preferred shares issued by the Company, for Brazilian Depositary Receipts (“BRDs”) or American Depositary Shares (“ADSs”) representing Banco Santander, S.A. (“Santander Spain”) common shares. If the Exit from Level 2 is approved, and after the Exchange Offer, the Company will be listed in the traditional listing segment of BM&FBOVESPA;

(b) to choose a specialized company to be engaged for elaborating an appraisal report on the economic value of the Company, for purposes of the Exchange Offer and the consequent Exit from Level 2, in compliance with the provisions of Sections X and XI of the Level 2 Regulation, the Title X of the Company’s Bylaws and of CVM Instruction 361, as of March 5, 2002, as amended, between the entities presented to the Company’s Board of Directors in the meeting held on May 6, 2014, namely: (i)  Bank of America Merrill Lynch Banco Múltiplo S.A., with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3400, 16th floor; (ii)  N M Rothschild & Sons (Brasil) Ltda., with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2055, 18th floor; and (iii)  KPMG Corporate Finance Ltda., with headquarters in the City of São Paulo, State of São Paulo, at Dr. Renato Paes de Barros Street, 33, which were indicated in the appraisals’ list of three entities proposed by the Special Independent Committee created for the purposes of the Exchange Offer; or (iv)  alternatively, Goldman Sachs do Brasil Banco Múltiplo S.A. , which report was provided as per Santander Spain’s  request , delivered to the Company’s Board of Directors and made available to the Shareholders in the present date,  to be be used  in connection with the Exchange Offer, in the event the shareholders choose this forth entity.

The matter mentioned in item (b)  of the Agenda shall only be voted if present, in the first call, shareholders representing at least 20% (twenty percent) of the Free Float, pursuant to item 2.1 of Level 2 Regulation and in Article 40 of the Company’s By-laws. If this quorum is not reached, a new extraordinary shareholders meeting will be called to decide about such matter, which will be installed and will decide with the presence of any number of shareholders of the Free Float.

In compliance with the provisions of item 10.1.1 of Level 2 Regulation, the resolutions in item (b) of the Agenda will be taken by the majority shareholders of the Free Float present at the meeting, not counting blank votes, being each share entitled to 1 (one) vote, regardless of their species (common of preferred).

General Instructions:

1.         The shareholders or their legal representatives should attend the EGM bringing the relevant identity documents. In the event of representation of a shareholder by way of a proxy, shareholders should deliver at the Company’s head office, no less than seventy-two (72) hours before the EGM, a power of attorney granted as set forth in the law; and

2.         Further information on the proposals to be analyzed at the EGM can be found in the Guide for Attendance at General Meetings available to shareholders (i) at the Company’s head office at Avenida Presidente Juscelino Kubitschek, nº 2.041 e nº 2.235, Bloco A, Vila Olímpia, São Paulo - SP, 9º andar – Corporate Legal Department, for consultation on business days, from 10:00 a.m. to 4:00 p.m., and also in their websites (www.santander.com.br/ir – in Corporate Governance >> Minutes of Meetings and www.santander.com.br/acionistas – in Governança Corporativa [Corporate Governance] > Administração [Management] > Atas de Reuniões e Assembleias); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), at Rua Sete de Setembro, nº 111, 5º andar, Centro de Consultas, Rio de Janeiro – RJ, or at Rua Cincinato Braga, nº 340, 2º a 4º andares, Ed. Delta Plaza, São Paulo – SP, and its website (www.cvm.gov.br); and (iii) at BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, at Rua XV de Novembro, No. 275, São Paulo - SP and its website (www.bmfbovespa.com.br).

São Paulo, May 7, 2014.

Celso Clemente Giacometti

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 7, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer